UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)

ALLIANCEBERNSTEIN HOLDING L.P.

(f/k/a Alliance Capital Management Holding L.P.)

(Name of Issuer)

Units Representing Assignments of Beneficial Ownership of Limited Partnership Interests

(Title of Class of Securities)

01855A101

(CUSIP Number)

Anders Malmström

Senior Executive Vice President and Chief Financial Officer

AXA Equitable Holdings, Inc.

1290 Avenue of the Americas

New York, New York 10104

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Helen Browne, General Counsel

AXA, 25, avenue Matignon

75008 Paris, France

011-331-40-75-57-00

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 01855A101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA S.A. 98-0342809
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,194 – See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% – See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 01855A101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Assurances I.A.R.D. Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,194 – See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% – See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. 01855A101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Assurances Vie Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,194 – See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% – See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. 01855A101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Equitable Holdings, Inc. 90-0226248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,566,838 – See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,566,838 – See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,011,194 – See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% – See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 01855A101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA Equitable Financial Services, LLC 52-2197822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

CUSIP No. 01855A101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Alpha Units Holdings, Inc. 83-2796390
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,444,356 – See Items 4 and 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,444,356 – See Items 4 and 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,356 – See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% – See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

CUSIP No. 01855A101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA-IM HOLDING U.S. INC. 68-0461436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. 01855A101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company of America 86-0222062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

This Amendment No. 27 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on August 4, 1992 with the Securities and Exchange Commission by AXA, Midi Participations, Finaxa (which merged in AXA as of December 16, 2005), the Mutuelles AXA (as herein defined) and the Trustees of a Voting Trust (which was dissolved on June 30, 2017), as amended by Amendment No. 1 to the Schedule 13D filed on July 29, 1993, Amendment No. 2 to the Schedule 13D filed on September 14, 1994, Amendment No. 3 to the Schedule 13D filed on October 22, 1996, Amendment No. 4 to the Schedule 13D filed on July 11, 1997, Amendment No. 5 to the Schedule 13D filed on September 4, 1997, Amendment No. 6 to the Schedule 13D filed on April 9, 1999, Amendment No. 7 to the Schedule 13D filed on November 4, 1999, Amendment No. 8 to the Schedule 13D filed on June 23, 2000, Amendment No. 9 to the Schedule 13D filed on November 27, 2002, and Amendment No. 10 to the Schedule 13D filed on March 9, 2004, Amendment No. 11 to the Schedule 13D filed on December 22, 2004, Amendment No. 12 to the Schedule 13D filed on March 7, 2007, Amendment No. 13 to the Schedule 13D filed on December 19, 2008, Amendment No. 14 to the Schedule 13D filed on January 8, 2009, Amendment No. 15 to the Schedule 13D filed on April 1, 2009, Amendment No. 16 to the Schedule 13D filed on December 16, 2011, Amendment No. 17 to the Schedule 13D filed on September 23, 2013, Amendment No. 18 to the Schedule 13D filed on December 20, 2013, Amendment No. 19 to the Schedule 13D filed on January 5, 2016, Amendment No. 20 to the Schedule 13D filed on May 1, 2017, Amendment No. 21 to the Schedule 13D filed on July 3, 2017, Amendment No. 22 to the Schedule 13D filed on December 13, 2017, Amendment No. 23 to the Schedule 13D filed on March 6, 2018, Amendment No. 24 to the Schedule 13D filed on April 25, 2018, Amendment No. 25 to the Schedule 13D filed on October 1, 2018 and Amendment No. 26 to the Schedule 13D filed on December 21, 2018, which Schedule 13D relates to units representing assignments of beneficial ownership of limited partnership interests (“Units”) of AllianceBernstein Holding L.P. (formerly known as Alliance Capital Management Holding L.P.), a Delaware limited partnership (“AB Holding”).

This Amendment No. 27 is being filed to amend Items 2, 3, 4 and 5 of the Schedule 13D as follows:

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows.

This statement is being filed by (i) AXA S.A., a company organized under the laws of France (“AXA”), (ii) AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle, two mutual insurance companies organized under the laws of France (the “Mutuelles AXA”), (iii) AXA Equitable Holdings, Inc., a Delaware corporation (“EQH”), (iv) Alpha Units Holdings, Inc., a Delaware corporation, which is wholly owned by EQH (“Alpha Units Holdings”), (v) AXA-IM Holding U.S. Inc., a Delaware corporation, which is wholly owned by EQH (“AXA-IM Holding”), (vi) AXA Equitable Financial Services, LLC, a Delaware limited liability company, which is wholly owned by EQH (“AXAFS”) and (vi) MONY Life Insurance Company of America, an Arizona stock life insurance company, which is wholly owned by AXAFS (“MLOA”). AXA, the Mutuelles AXA, EQH, Alpha Units Holdings, AXA-IM Holding, AXAFS and MLOA are hereinafter collectively referred to as the “Reporting Persons.”

AXA. AXA is a holding company for an international group of insurance and related financial service companies, including each of the Reporting Persons. The address of AXA’s principal business and office is 25, avenue Matignon, 75008 Paris, France. As of December 31, 2017, the Mutuelles AXA, directly beneficially owned 14.13% of AXA’s ordinary shares (representing 23.97% of the voting power). In addition, as of December 31, 2017, 0.02% of the ordinary shares of AXA without the power to vote were owned by certain subsidiaries of AXA.

The Mutuelles AXA. AXA Courtage Assurance Mutuelle was merged into AXA Assurances I.A.R.D Mutuelle as of December 31, 2006. Each of the Mutuelles AXA is a mutual insurance company organized under the laws of France. The address of each of the Mutuelles AXA’s principal place of business and office is 313 Terrasses de l’Arche, 92727 Naterre Cedex, France.

EQH. EQH is a holding company for a group of insurance and related financial service companies. The address of EQH’s principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104.

Alpha Units Holdings. Alpha Units Holdings is a holding company. The address of Alpha Units Holdings’ principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104.

AXA-IM Holding. AXA-IM Holding is a holding company. The address of AXA-IM Holding’s principal place of business and office is 1290 Avenue of the Americas, New York, New York 10104.

AXAFS. AXAFS is a holding company for a group of insurance and related financial service companies. The address of the principal place of business and office of AXAFS is 1290 Avenue of the Americas, New York, New York 10104.

MLOA. MLOA is an Arizona stock life insurance company. The address of MLOA’s principal place of business is 525 Washington Boulevard, Jersey City, New Jersey 07310.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the executive officers and directors of each of the Reporting Persons involved in the transactions set forth in Item 5 below are set forth on Exhibits 5 and 6 hereto. None of the Reporting Persons nor, to the knowledge of any Reporting Person, any natural person named in Exhibits 5 and 6 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such Reporting Person or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

See Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

On December 31, 2018, the following series of transactions were executed:

•

ACMC, LLC distributed 1,444,356 units representing assignments of beneficial ownership of limited partnership interests of AllianceBernstein Holding L.P. (“Units”) and 74,406,933 units of limited partnership interests of AllianceBernstein L.P. (“AB Capital Units”) to its sole member, AXA Equitable Life Insurance Company (“AEL”). Upon receipt of the 1,444,356 Units and 74,406,933 AB Capital Units, AEL immediately contributed the 1,444,356 Units and 74,406,933 AB Capital Units to its wholly owned subsidiary, Alpha Units Holdings.

•

Equitable Holdings, LLC distributed the shares of AllianceBernstein Corporation, the general partner of AllianceBernstein and AllianceBernstein Holding L.P., to its sole member, AEL. Upon receipt of shares of AllianceBernstein Corporation, AEL immediately contributed the shares of AllianceBernstein Corporation to Alpha Units Holdings.

•

AEL distributed the shares of Alpha Units Holdings to its direct parent company, AXAFS. Upon receipt of the shares of Alpha Units Holdings, AXAFS immediately distributed the shares of Alpha Units Holdings to its sole member, EQH.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) are hereby amended by replacing the first paragraph thereof with the below paragraph:

(a) & (b) At the close of business on December 31, 2018 and immediately following the transactions described in Item 4 above, EQH beneficially owned directly 2,566,838 Units representing approximately 2.7% of the Units outstanding and 51,192,758 AB Capital Units representing approximately 19.1% of the AB Capital Units outstanding; Alpha Units Holdings beneficially owned directly 1,444,356 Units representing approximately 1.5% of the Units outstanding and 74,406,933 AB Capital Units representing approximately 27.7% of the AB Capital Units outstanding; AXA-IM Holding did not beneficially own directly any Units and beneficially owned directly 41,934,582 AB Capital Units representing approximately 15.6% of the AB Capital Units outstanding; and MLOA did not beneficially own directly any Units and beneficially owned directly 2,587,472 AB Capital Units representing approximately 1.0% of the AB Capital Units outstanding. EQH, Alpha Units Holdings, AXA-IM Holding, and MLOA have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective directly owned Units and AB Capital Units. By reason of its ownership interest in Alpha Units Holdings, AXA-IM Holding, AXAFS and MLOA, EQH may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by Alpha Units Holdings which, together with the 2,566,838 Units owned directly by EQH, represent approximately 4.2% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by Alpha Units Holdings, the 41,934,582 AB Capital Units owned directly by AXA-IM Holding and the 2,587,472 AB Capital Units owned directly by MLOA, which, together with the 51,192,758 AB Capital Units owned directly by EQH, represent approximately 63.3% of the AB Capital Units outstanding. By reason of its ownership interest in MLOA, AXAFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 2,587,472 AB Capital Units owned directly by MLOA which represents approximately 1.0% of the AB Capital Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

AXA, by reason of its direct ownership of approximately 59.2% of the outstanding shares of common stock of EQH, may be deemed to beneficially own all of the Units and AB Capital Units owned directly and indirectly by EQH. In addition, the Mutuelles AXA, as a group, may be deemed to be beneficial owners of such Units and AB Capital Units. Each of AXA and the Mutuelles AXA expressly declares that the filing of this Schedule 13D shall not be construed as an admission that it is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Units or AB Capital Units.

(c) Other than as described in Item 4 above and in Amendment No. 26 to the Schedule 13D filed on December 21, 2018, during the 60 days preceding the filing of this Amendment, no transactions in Units or AB Capital Units were made by the Reporting Persons, or, to the knowledge of the Reporting Persons, any natural person named in Exhibits 5 and 6 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 to the Schedule 13D filed with the Securities and Exchange Commission on August 4, 1992)

Exhibit 2	Power of Attorney with respect to AXA (incorporated by reference to Exhibit 13 filed with Amendment No. 19 to the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2016)

Exhibit 3	Power of Attorney with respect to AXA Assurances I.A.R.D. Mutuelle (incorporated by reference to Exhibit 14 filed with Amendment No. 19 to the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2016)

Exhibit 4	Power of Attorney with respect to AXA Assurances VIE Mutuelle (incorporated by reference to Exhibit 15 filed with Amendment No. 19 to the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2016)

Exhibit 5	Information with respect to the Executive Officers and Directors of AXA Equitable Financial Services, LLC

Exhibit 6	Information with respect to the Executive Officers and Directors of Alpha Units Holdings, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2019

AXA S.A.

AXA ASSURANCES I.A.R.D. MUTUELLE

AXA ASSURANCES VIE MUTUELLE

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2019

AXA EQUITABLE HOLDINGS, INC.

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Vice President and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2019

ALPHA UNITS HOLDINGS, INC.

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Chairman of the Board, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2019

AXA-IM HOLDING U.S. INC.

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Chairman of the Board, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2019

AXA EQUITABLE FINANCIAL SERVICES, LLC

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Director and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2019

MONY LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Anders Malmström
	Name:	Anders Malmström
	Title:	Senior Executive Vice President and Chief Financial Officer